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                                                                  Exhibit (a)(5)


                                 April 20, 2001


To Continuing Employees and
Non-Employee Directors:

     As you know, Netpliance, Inc. is offering to purchase all of our outstanding options that were issued having an exercise price of $1.00 per share or more (the "options") under the Netpliance, Inc. Amended and Restated 1999 Stock Option and Restricted Stock Plan (the "plan"), in exchange for shares of restricted stock. We have amended the offer to purchase previously distributed to you. Please note the following changes to the offer to purchase:

     The first paragraph of Section 6 of the offer to purchase has been amended in its entirety to read as follows:

          Notwithstanding any other provision of this offer, we will not be required to accept or make any payment for any options tendered, and may terminate or amend this offer or postpone the acceptance of, or payment for, any options tendered, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after April 4, 2001 and prior to the expiration of this offer any of the following events occurs (or are determined by us to have occurred) and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by us), the occurrence of such event or events makes it inadvisable to proceed with this offer:

     The last paragraph of Section 6 of the offer to purchase has been amended in its entirety to read as follows:

          (e) any change occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us. The conditions to this offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration of this offer. We may waive them, in whole or in part, at any time and from time to time prior to the expiration of this offer, in our discretion, whether or not we waive any other condition in this offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.
          Any determination we make concerning the events described in this
          Section 6 will be final and binding upon all persons.

     You should consider the information contained in the offer to purchase and the related letter of transmittal, and the information regarding "Factors Affecting Operating Results" set forth on pages 5 through 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, a copy of which was previously distributed to you, in deciding whether to tender your options. You should also consider the "Risk Factors Affecting This Offer" set forth in Attachment 1 to this letter, which supplements the offer to purchase, in making your decision.

     Please note that we are relying upon an exemption from registration under the federal securities laws for the issuance of the restricted stock under
Section 3(a)(9) of the Securities Act of 1933, as
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amended, which exempts the issuance of any security exchanged by an issuer with its existing security holders exclusively, outside of bankruptcy proceedings, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

     Please note that the safe harbor under the Private Securities Litigation Reform Act of 1995 is not available with respect to statements that are made in connection with the offer to purchase.

                                     Very truly yours,



                                     James E. Cahill
                                     Vice President and General Counsel
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                                  Attachment 1

                       RISK FACTORS AFFECTING THIS OFFER

There are risks involved in tendering your options for shares of restricted stock. Those risks include, without limitation, the following:

     YOU MAY LOSE THE POTENTIAL BENEFIT OF ANY VESTED OPTIONS THAT YOU TENDER IN THIS OFFER.

     Your shares of restricted stock will vest ratably in three equal annual installments commencing on May 1, 2002, the first anniversary of the vesting record date. If the options you tender have vested, you will receive restricted stock with a new vesting schedule. You will generally forfeit any portion of the restricted stock you receive in this offer that is not vested when your service with us terminates for any reason. In such case, your unvested restricted stock will expire, and will not continue to vest. If your service with us is terminated for any reason prior to May 1, 2002, and there is no change in control prior to such date, you will forfeit all of your restricted stock. If your service with us is terminated for any reason prior to May 1, 2004, the last vesting date of the restricted stock, you may lose the potential benefit of any vested options you tender in this offer.

     YOU MAY BENEFIT FROM AN INCREASE IN THE TRADING PRICE OF OUR COMMON STOCK TO A LESSER EXTENT IF YOU TENDER YOUR OPTIONS IN THIS OFFER.

     If the trading price of our common stock increases after this offer, of which we can give you no assurance whatsoever, you may benefit to a lesser extent if you tender your options. Tendered option shares are exchanged for one-fifth the number of shares of restricted stock. If the trading price of our common stock increases above the exercise price of your tendered options, because of the higher number of options shares, you may benefit more from holding the options. We advise you to consult with your financial advisor regarding the potential benefits of holding your options at different trading prices of our common stock.

     YOU MAY INCUR TAX LIABILITY IN CONNECTION WITH RECEIVING YOUR RESTRICTED STOCK BUT NEVER RECOGNIZE ANY BENEFIT FROM YOUR RESTRICTED STOCK, OR INCUR TAX LIABILITY IN EXCESS OF THE AMOUNT YOU RECEIVE UPON SALE OF YOUR RESTRICTED STOCK.

     If you do not make an election under Section 83(b) of the Internal Revenue Code, upon the vesting of your restricted stock, you will be required to recognize additional income in an amount equal to the fair market value of the restricted stock that vests, determined on the date the shares vest. If the trading price of our common stock decreases after a vesting date before you sell the vested stock, you may receive an amount from the sale of your restricted stock that is less than your tax liability.

     If you make a Section 83(b) election, you will be required to recognize taxable income at the time you receive your restricted stock in an amount equal to the fair market value of the restricted stock you receive on that date. We will pay you a bonus equal to 30% of the fair market value of the restricted stock you receive. You will be required to recognize additional taxable income in the amount of the bonus we pay to you. Depending on your particular circumstances, the cash bonus may be less than (and possibly even substantially less than) the federal income taxes you will owe as a result of receiving the restricted stock and the cash bonus. In addition, if you make a Section 83(b) election and subsequently forfeit your shares of restricted stock, you will receive nothing from the sale of your restricted stock to offset your tax liability. Also, if the trading price of our common stock decreases after you receive your restricted stock, and your restricted stock subsequently vests, you may receive an amount from the sale of your restricted stock that is less than your tax liability.